3/30

AB 3/27/06

06006668

SEC[...]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES JORDAN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles N. Jordan, Jr. 212-688-6264
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue (Address) Springfield (City) NJ (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 5/18/06

OATH OR AFFIRMATION

I, Charles N. Jordan, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Jordan & Co., LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2006

[signature]
Signature

President & CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Charles Jordan & Co., LLC

We have audited the accompanying statement of financial condition of Charles Jordan & Co., LLC (a limited liability company) as of December 31, 2005, and the related statements of income, changes in members' deficit, changes in subordinated liabilities, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 19, 2006

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	9,265
Due from clearing broker		7,740
Prepaid expenses		2,490
TOTAL ASSETS	$	19,495

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Accrued expenses	$	6,500
Subordinated loans payable		100,000
Total liabilities		106,500
Members' deficit		(87,005)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	19,495

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Commission income	$ 62,132
Operating expenses:	
Salaries and benefits	34,387
Professional fees	10,836
Office expense	4,287
NASD fees	2,419
Telephone and communications	2,306
Other expenses	997
Total expenses	55,232
NET INCOME	$ 6,900

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2005

Members' deficit at January 1, 2005	$	(93,905)
Net income		6,900
MEMBERS' DEFICIT AT DECEMBER 31, 2005	$	(87,005)

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated liabilities at January 1, 2005	$	100,000
Increases:		
Issuances of subordinated notes		-
Decreases:		
Payment of subordinated notes		-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2005	$	100,000

See accompanying notes to financial statements.

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 6,900
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker	(4,153)
Prepaid expenses	(605)
Other receivables	1,600
Accrued expenses	4,500
Total adjustments	1,342
Net cash provided by operating activities	8,242
Net increase in cash	8,242
Cash - beginning	1,023
CASH - ENDING	$ 9,265

See accompanying notes to financial statements.

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

SUPPLEMENTARY INFORMATION

CHARLES JORDAN & CO., LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital:		
Capital and allowable subordinated liabilities:		
Members' deficit	$	(87,005)
Subordinated liabilities allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		12,995
Non-allowable assets:		
Prepaid expenses		(2,491)
NET CAPITAL	$	10,504
Aggregate indebtedness:		
Accrued expenses	$	6,500
Total aggregate indebtedness	$	6,500
Computation of basic net capital requirement:		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness	$	433
Minimum net capital required	$	5,000
Excess net capital	$	5,504
Ratio: aggregate indebtedness to net capital		0.62 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2005:		
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	10,504
Net effect of audit adjustments		-
NET CAPITAL, AS ADJUSTED	$	10,504

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Charles Jordan & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Charles Jordan & Co., LLC (a limited liability company) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assura5nce on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 19, 2006